Exhibit 99.3

Technology Strategy to Drive
Moore’s Law into
Next Decade
Martin van den Brink
President and
Chief Technology Officer

Technology strategy
Holistic Lithography roadmap is driven by our unique
Key messages     patterning control solutions that deliver customer value viaSlide 2
29 Sept. 2021
improved on product performance.
• Moore’s Law is alive and well! Industry innovation    • ASML’s comprehensive product portfolio is aligned to our
continues, fueled by system scaling, delivering highly valued     customers’ roadmaps, delivering cost effective solutions in support
semiconductor products.     of all applications from leading edge to mature nodes
• Semiconductor system scaling enables exponential    • Our next generation EUV technology, High-NA, is progressing
performance improvement and energy reduction in support of     well and will be the engine to drive the lithography roadmap into
significant growth of data exchange.     the next decade
• Customers’ roadmaps require continued shrink and    • Continued execution of our strategic priorities is expected to
reduction in edge placement error to drive affordable scaling     provide cost effective solutions for our customers, enable the
into next decade.     extension of the industry roadmap into the next decade, and support our long-term sustainability commitment

• Moore’s Law evolution and customer roadmap
ASML’s strategic priorities

Significant device innovation in logic ahead of us

scaling roadmap continues to 1 nm and beyond

ASML
Slide 4
29 Sept. 2021

3 nm	2 nm	1,5 nm	1 nm and beyond
PP: 44-48, MP: 21-24	PP: 40-44, MP: 18-21	PP: 40-44, MP: 18-21	PP: 38-42, MP: 15-18



FinFET
5T


BPR
BPR

Nanosheets, BPR
5T



Forksheets, VHV std cell arch.
<5T



CFET, BEOL w/airgaps
4T



2D atomic channels
<4T


W
BPR

Buried power rail (BPR)



Nanosheets



Forksheets


M2
AG
Low-k

Metal etch w/ airgaps



Metal etch w/ airgaps

imec

VHV: Vertical-Horizontal-Vertical

PP: Poly Pitch (nm)
MP: dense metal pitch (nm)
CFET: Complementary FET

Source: IMEC, Sri Samavedam, "Future logic scaling: Towards atomic channels and deconstructed chips", IEDM, December 2020.

Public

Innovation is not limited to device level

TSMC's system roadmap to >300 B transistors

ASML
Slide 5
29 Sept. 2021

SOC: System on Chip
WoW: Wafer on Wafer
CoW: Chip on Wafer
CoWoS: Chip on Wafer on Substrate
FPGA: Field Programmable Grid Array
HBM: 3D High Speed Memory
InFo: Integrated Fan-Out
RDL: Re Distribution Layer
SoIC: System on Integrated Chips


> 300 B
transistors
TSMC - SoIC™
InFo
150B
transistors
CoWos
SYSTEM LEVEL
FPGA SLICE 1
FPGA SLICE 2
FPGA SLICE 3
FPGA SLICE 4
LOGIC
> 50 B
transistors
15B
transistors
>3000
CORES
7B
transistors
>2000
CORES
200 MOS transistors
A few transistors
CHIP LEVEL
HKMG
Immersion
SiGe
Cu/LowK
3D FinFET
2P2E
ELK
Low-R Barrier
Co Capliner
New channel materials
EUV
Metal oxide ESL
Self-aligned line w/ flexible space
Low damage/hardening low-k & novel Cu fill

Source: Mark Liu, TSMC, "Unleash the future of innovation" ISSCC, Feb 15, 2021

Public

Innovation is not limited to device level

TSMC's system roadmap to >300 B transistors

Slide 6
29 Sept. 2021

SOC: System on Chip
WoW: Wafer on Wafer
CoW: Chip on Wafer
CoWoS: Chip on Wafer on Substrate
FPGA: Field Programmable Grid Array
HBM: 3D High Speed Memory
InFo: Integrated Fan-Out
RDL: Re Distribution Layer
SoIC: System on Integrated Chips


Device scaling (Including foundry supply chain)
Circuit scaling (Including foundry customers)
Dimensional scaling (Including litho supply chain)
Architectural scaling by foundry customers
CoWos
InFo
TSMC - SoIC™
SYSTEM LEVEL
Chip level towards system level
CHIP LEVEL
> 300 B transistors
150B transistors
15B transistors
7B transistors
200 MOS transistors
A few transistors
>3000 CORES
>2000 CORES
Cu/LowK
SiGe
Immersion
HKMG
Co Capliner
Low-R Barrier
ELK
2P2E
3D FinFET
Low damage/hardening low-k & novel Cu fill
Self-aligned line w/ flexible space
Metal oxide ESL
EUV
New channel materials

Source: Mark Liu, TSMC, "Unleash the future of innovation" ISSCC, Feb 15, 2021

Public

Moore’s Law evolution: the next decade
Traditional scaling metrics like clock frequency have been saturated since 2005    Slide 7
29 Sept. 2021
Public dataCustomerSpeculation
1020     projection
Dennard Post Dennard
1018     scaling scaling
1016
1014
1012
1010
108
106
104     Clock Frequency1
[MHz]
102
1
1970    1980 19902000201020202030
Source: ¹Karl Rupp as published by: Shekar Bokar, QUALCOMM, “Future of computing in the so-called post Moore’s Law era”, International conference
for high performance computing, networking storage and analysis, November 18, 2020.     Public

Moore’s Law evolution: the next decade
Scaling metric of transistor and litho density continues in this decade    Slide 8
29 Sept. 2021
Public dataCustomerSpeculation
1020     projection
DennardPost Dennard
1018     scalingscaling
1016
1014
1012
1010     Transistor density2
[#/mm2]
108     Device and layout
optimizationLitho density2
106     (Contact Poly Pitch*Metal Pitch)-1
[109/mm2]
104     Clock Frequency1
[MHz]
102
1
1970    1980 19902000201020202030
Sources: ¹Karl Rupp 2ASML data and projection using Rupp     Public

Moore's Law evolution: the next decade

A system metric measuring energy and time efficiency combined

ASML
Slide 9
29 Sept. 2021

- Energy-Efficient Performance for systems and devices defined as

$$\mathrm{EEP} = \frac{\text{\# of operations per sec.}}{\text{energy per operation}} \quad [1/\mathrm{J \cdot s}]$$

- If applied per single device:

$\mathrm{EEP} = f_c/e$

f_c = clock frequency $[s^{-1}]$

e = the transistor switch energy [J]

- Using the Dennard[1] scaling model, when the dimension scales with k^{-1}, frequency with k, area with k^{-2} and power density constant, it follows:
  - EEP on-device level scales with k^4
- If density ($\sim k^2$) scales 2x every 2 year, then EEP ($\sim k^4$) scales 4x every 2 year

[1]Source: Robert H. Dennard et al. "Design of ion implanted MOSFET's with very small physical dimensions", IEEE Journal of solid-state circuits, vol SC 9, October 1973, pp. 256-268.

Public

Moore’s law evolution: the next decade
Device Energy Efficient    Performance growth been saturated since 2005 Slide 10
29 Sept. 2021
Public dataCustomerSpeculation
1020     projection
DennardPost DennardSystem Energy
1018     scalingscaling Efficient Performance3
[1/J.s]
1016     From transistor to
system scaling
1014     Transistor Energy
Efficient Performance2
1012     [[1/J.s]
1010     Transistor density2
[#/mm2]
108     Device and layout
optimizationLitho density2
106     (Contact Poly Pitch*Metal Pitch)-1
[109/mm2]
104     Clock Frequency1
[MHz]
102
1
1970    1980 199020002010202020302040
Sources: ¹Karl Rupp, 2 ASML data and projection using Rupp     Public

Moore’s Law evolution: the next decade
System Energy Efficient Performance growth 3x/2yrs continues    to 2040Slide 11
29 Sept. 2021
Source: TSMC, Mark Liu, “Unleash the future of innovation” ISSCC, Feb 15, 2021.     Public

Moore’s law evolution: the next decade
From cost per transistor through density, to cost of time and energy through systems    Slide 12
29 Sept. 2021
1020     Energy
1018     Performance3
1016
1014     tor Energy
Performance2
1012
1010     tor density2
108     Device and layout
optimizationLitho density2
106     (Contact Poly Pitch*Metal Pitch)-1
[109/mm2]
104     Clock Frequency1
[MHz]
102
1
1970    1980 199020002010202020302040
Sources: ¹Karl Rupp, 2ASML data and projection using Rupp, 3Mark Liu, TSMC, normalized to transistor EEP in 2005.     Public

Moore’s law evolution: the next decade
System scaling to satisfy the need for performance and energy consumption    Slide 13
29 Sept. 2021
1020
System improvements    System System Energy
Efficient Performance3
1018    dominated by Transistor scaling scaling [1/J.s]
1016     From transistor to
system scaling
1014     Transistor Energy
Efficient Performance2
1012     [[1/J.s]
1010     Transistor density2
[#/mm2]
108     Device and layout
optimizationLitho density2
106     (Contact Poly Pitch*Metal Pitch)-1
[109/mm2]
104     Clock Frequency1
[MHz]
102
1
1970    1980 199020002010202020302040
Sources: ¹Karl Rupp, 2ASML data and projection using Rupp, 3Mark Liu, TSMC, normalized to transistor EEP in 2005.     Public

AMD 3D chiplet gives an 3.1-3.8 EEP improvement
By integrating memory with the processor in one package    Slide 14
29 Sept. 2021
3x power reduction,
4-25% speed improvement
Structural silicon
64MB L3 cache die
Direct copper-to-copper bond
Through Silicon Vias (TSVs) for
silicon-to-silicon communication
Up to 8-core “Zen 3” CCD
“Accelerating the ecosystem”, Compute

Moore’s law evolution: the next decade
System scaling to satisfy the need for performance and energy consumption    Slide 15
29 Sept. 2021
Public dataCustomerSpeculation
1020     projection
System improvements    System System Energy
EfficientPerformance3
1018    dominated by Transistor scaling scaling [1/J.s]
1016     From transistor to
system scaling
1014     Transistor Energy
EfficientPerformance2
1012     [[1/J.s]
1010     Transistor density2
[#/mm2]
108     Device and layout
optimizationLitho density2
106     (Contact Poly Pitch*Metal Pitch)-1
[109/mm2]
104     Clock Frequency1
[MHz]
102
1
1970    1980 199020002010202020302040
Sources: ¹Karl Rupp, 2ASML data and projection using Rupp, 3Mark Liu, TSMC, normalized to transistor EEP in 2005.     Public

Litho density scaling continues    in this decade
Overlay and Optical Proximity Correction    errors shrink aggressively Slide 16
29 Sept. 2021
2x every 6 years
Source: Average customer roadmap extended by ASML extrapolation May 2021, averaged with 2020 IRDS Roadmap Mustafa Badaroglu,
“IRDS IFT – More Moore Spring meeting, IEEE, April 21, 2020     Public

Memory roadmap    for the nextdecade
DRAM scaling below 10 nm and NAND    stacking continues > 600 layers Slide 17
29 Sept. 2021
DRAM
After 10 years     NowChallenge<10 nm
1y    1z 1a1b1c1d0a
NAND
After 10 years     NowChallenge>600layers
96    128 1762xx3xx4xx5xx6xx
Source: Sk hynix, S.H.Lee, “Memory’s journey towards the future ITC world, IEEE IRPS 21 March 21, 2021     Public

Projection of    lithography layers by technology
Slide 18
29 Sept. 2021
KrF
Logic     Layer stack
5 nm    3 nm 2 nm~1.5 nm1 nm
KrF
DRAM     EUV – High-NA
Layer stack
1A    1B 1C0A0BEUV
ArFi
ArF
KrF
KrF I-Line
3D-NAND     Layer stack
176L    2xxL 3xxL4xxL5xxL
2021     ~2030
Source: ASML Corporate Strategy and Marketing estimates     Public

Projection of lithography    layers by technology
Lithography layer count grows, driven by DUV and EUV     Slide 19
29 Sept. 2021
KrF
Logic     Layer stack
5 nm    3 nm 2 nm~1.5 nm1 nm
KrF
DRAM     EUV – High-NA
Layer stack
1A    1B 1C0A0BEUV
DUV
KrF
3D-NAND     Layer stack
176L    2xxL 3xxL4xxL5xxL
2021     ~2030
Source: ASML Corporate Strategy and Marketing estimates     Public

Semiconductor and shrink roadmap: the next decades
Slide 20
29 Sept. 2021
In the next decade, system scaling continues to fuel the need
10âµ
1962    of advanced semiconductor solutions where litho shrink
component 10â´     remains key to improving circuit density and cost.
per    1965
cost 10³
10²     1970
manufacturing     Implications for ASML
Relative 10     The shrink roadmap requires innovation to improve litho
1     performance at lower cost and higher productivity.
1    10 10² 10³10â´ 10âµ
Number of components per integrated circuit
We continue to safeguard our approach by developing trusting relationships with customers, with stronger holistic products.

Moore’s Law evolution and customer roadmap
• ASML’s strategic priorities

ASML’s strategic priorities
Slide 22
29 Sept. 2021
Strengthen    â–ª Enhance execution capabilities to deliver performance, cost
customer trust     and robustness to customers needs
Holistic litho and    â–ª Build a leading position in edge placement error
applications
DUV    â–ª Drive DUV performance and market share
competitiveness
EUV
industrialization    â–ª EUV high-volume production performance, ramp and support
High-NA    â–ª Enable litho simplification for future nodes
Public

Our holistic portfolio    is more important than ever
Lithography scanner with Slide 23
29 Sept. 2021
advanced control capability
Etch and
deposition tools
Process window     Process window
Prediction and     Control
Enhancement
Optical proximity correction     ieldStar E-beam
Computational lithography     Optical metrology
computational metrology     E-beam metrology
E-beam inspection
Process window
Detection
Public

Our    holistic portfolio ismore importantthanever
Slide 24
29 Sept. 2021
EUV     DUV
High-NA
Applications
Public

APPS

Applications: strategic directions

Deliver leading solutions for optical and e-beam metrology and inspection

ASML
Slide 25
29 Sept. 2021

	Customer Value	ASML Apps product roadmap
 **Nanometers**	Capturing more wafer signatures to improve robust on-wafer process control	• Productivity • Robust alignment schemes 
 **Good wafers per day per unit cost**	Tighter process capabilities 3→6 sigma control	• Single Beam resolution and applications • Edge Placement Error control • Free-Form OPC and Machine Learning 
	Capturing small defects for yield of advanced nodes	• Multibeam resolution • Computationally guided inspection 
	More measurements at fixed metrology & inspection budget	• Productivity/multibeam • E-beam platform consolidation 
 **Time to yield**	Faster time-to-solution	• OPC accuracy, speed and user-friendliness • Single process control platform and analytics 

Public

E-beam inspection has inherent resolution advantage
Increasing throughput through increasing parallelism with multibeam     Slide 26
APPS     29 Sept. 2021
1000000 Min defect size for
2 nm node and below
100000 Optical
Bright Field
10000 Inspection
1000 Gen 3 Multibeam (~2028)
100 Increased
[mm²/hr]     throughput
enables
10 additional HVMGen 2 Multibeam (~2024)
ghput     applications
Throu    1
0.1 Gen 1 Multibeam (2021)
0.01 Scanning
electron
microscope
0.001 imageSingle e-beam (R&D)
0.0001
60 40201086421
Defect size [nm]Public

Metrology, Inspection & Patterning Control Roadmap
Slide 27
APPS     29 Sept. 2021
2020    2021 202220232024≥ 2025
Scanner Interfaces
and Control Software     Increasing Scanner Actuation (DUV and EUV), EPE Control
Overlay Metrology     Fast Stages, Multiple Wavelengths, Computational Metrology,
YieldStar     In-Device Metrology
E-beam    eP5 0.1nm precision, 12umSinglefield of vi w, Beam9K V HLE (option)High Resolution, LargeeP6FieldHigh r Precision,of View,High r Resolution eP7 Next Generation
Metrology     Massive Metrology, EPE metrologyeP7XLE
eP5XS 18.5KeV landing energy    eP5XLE 30KeV landing energy
50KeV landing energy
E-Beam Defect
Inspection     Multi-beam, Fast and Accurate Stages, High Landing Energy, Guided Inspection
Computational     Improved Model Accuracy, Inverse OPC,
Lithography     Machine and Deep Learning, Etch Models
Public

NXT:2050i in volume manufacturing at customers
DUV    20% overlay improvement, faster reliability and productivity ramp-up Slide 28
29 Sept. 2021
NXT:2050i
Matched machineDedicated chuck
overlay ~1.2 nmoverlay ~0.8 nm
6000    5,000 wafers per day in 18 days 200180 hours reliability in 13 weeks
180
5000    NXT:2050i 160NXT:2050i
Faster ramp 140Higher availability
4000
120
per day     (hours)
3000     100
Wafers     MTBI 80
2000
60
40
1000
20
0     0
1 2 3    4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 NXT:2000i1 2 3 4 5 6 7 8 9 1011 12 13 14 15 16 1718 19
Days after completing installation Weeks after completing installation
NXT:2050iPublic

DUV: Strategic directions
DUV    Deliver leading solutions for advanced capabilities and higher productivity Slide 29
29 Sept. 2021
Customer value ASML DUV product roadmap
Overlay    Improve overlay (stability) especially •NXT:2100i with optics and alignment improvements for matching to EUV
Productivity &    More good wafers per day at •Immersion productivity increase through
Availability    lower cost per wafer higher scan speed
•XT to NXT transition for dry lithography
Installed base    Cost-competitive service offerings for •Productivity Enhancement Packages for installed base entire product lifecycle •Value added service solutions increasing availability at node performance
New markets    Productivity and overlay performance for •Mature XT platform with application specific options specific applications •Extend i-line product portfolio for Mature markets (>40nm)
•Fab replacement solutions
Circular    Sustainable product & service offerings •System Node Extension Package roadmap
economy     •Optimize re-use to secure cost competitive supply
Public

DUV

DUV product portfolio to support all market segments

ASML
Slide 30
29 Sept. 2021

	2020 | 2021 | 2022 | 2023 | 2024 | 2025
ArFi	Continue innovation on advanced NXT platform for improved imaging, overlay and productivity
	Leverage of advanced NXT platform for improved productivity
ArF	Migrate to advanced NXT platform for improved imaging, overlay and productivity
KrF	Productivity increases on XT platform
	Productivity increases on XT platform Migrate to advanced NXT platform for performance and productivity
i-line	Productivity increases on XT platform and migrate to next system for high volume applications

Public

EUV 0.33 NA adoption enabled by platform maturity in
EUV    high-volume manufacturing Slide 31
29 Sept. 2021
100%
3000    System output
Max wafers per day (single system, weekly average) 95%
2500     90%
Installed base system availability
day    4 weeks moving average (end of period) 85%
2000
per     80%
1500     75% Availability
Wafers     70%
1000     65%
60%
500
55%
0     50%
2017    2018 201920202021
ASML commitment is expected to bring EUV availability >95%
and increase wafer per day output >50% by 2025
Source : ASML installed base data     Public

EUV: strategic directions
EUV Enabling cost-efficient scaling for advanced nodes    Slide 32
29 Sept. 2021
Customer value using EUV    ASML EUV product improvements
Better device performance: simpler    • Technology roadmap: per node (resolution), improve
design and superior electrical    imaging, overlay and defectivity (reticle and wafer
Nanometers    performance level)
Less tools needed to meet fab capacity
due to higher throughput    • Productivity roadmap over time: increase Productivity
Productivity     to >200wph, Availability to >97%
Patterning cost saving for critical layers vs    Improvement sub system focus:
alternatives (3x ArFi immersion and
above)
Good wafers     • Source (in-line refill, higher power, high reflective mirror)
per day per cost    Higher yield due to less multiple • Mirrors (mirror heating measure, cooled mirrors)
patterning layers (up to 9%)
• Stages and reticle (Reticle heating, high-accurate fast
stages, pellicle durability)
Reduced process complexity leading to    • Alignment (# marks, mark size, wafer clamp robustness)
Cycle time and    shorter learning cycles and faster time-to-
time to market    yield
Public

EUV

High-NA to prevent cycle time and process complexity increase like low NA did for immersion

ASML

Slide 33
29 Sept. 2021


process complexity (a.u.)
mask steps, cycletime (product dependent)
5
3
3
2
1
DUV
0.33-NA EUV Insertion
EUV- 0.33NA
0.55-NA EUV preferred
EUV- 0.55NA
0.33-NA insertion supports single patterning to reduce cycle time
High-NA insertion opportunities to continue Moore's Law without any penalty of cycle time increase
Alternative
Proposed baseline
Alternative
Proposed baseline
10
16nm
10nm
7nm
100
5nm
3nm
2nm
1,000
Transistor density [MTr/mm²]
Nodes (equivelant node names) [nm]

Note: Assuming 1.2 days per mask layer

Public

EUV

High-NA EUV: strategic directions

Enabling cost-efficient scaling for next generation advanced nodes

ASML
Slide 34
29 Sept. 2021

Customer value High-NA EUV



Nanometers

0.55 NA enables 1.7x smaller features and 2.9x increased density

Performance

Higher imaging contrast enables 40% improvement in local CDU
1.4x reduced pattern variability at 1.4x lower dose



Good wafers per day per cost

15% Patterning cost saving for critical layers vs alternatives (2x EUV)

Higher yield due to less multiple patterning layers: 35% less mask count below 2 nm process node



Cycle time and time to market

Reduced process complexity leading to 15% shorter learning cycles and faster time-to-yield

ASML High-NA EUV product improvements

- Technology roadmap: per node (resolution), improve **imaging, overlay and defectivity (reticle and wafer level)**
- Productivity roadmap over time: increase **Productivity**

Focus for a successful insertion at our customers

- **Commonality** with existing EUV platform to reduce technological risk, cost of development and switch cost at customer
- **Focus on system maturity and serviceability** to support our customer high volume performance expectation
- Early engagement with our customers to address ecosystems readiness

Public

High-NA EUV is in the realization    phase
EUV On multiple ASML and supplier locations     Slide 35
29 Sept. 2021
Oberkochen, Germany optics system manufacturing facilities
Veldhoven,
the Netherlands,
system bottom test
EUV 0.55 NA optics
Toulon, France, Frame milling     Wilton, USA,system top test
Public

EUV

EUV 0.55 NA is expected to be added to EUV portfolio

for high volume in 2025 - 2026 while continue improving the 0.33 NA platform

ASML

Slide 36
29 Sept. 2021

	2020	2021	2022	2023	2024	≥2025
EUV	0.33NA continuous imaging, overlay and productivity improvements in line with customers advanced node HVM requirements.					
	0.55NA enabling affordable scaling beyond current decade					



EXE platform, EUV 0.55 NA



NXE platform, EUV 0.33 NA

Public

ST    Commonality across EUV, DUV & High-NA platforms
Slide 37
TRU    Allows faster and more cost-effective innovation, production and maintenance 29 Sept. 2021
DUV     EUV
Alignment Sensor
Common Technology    Level sensor
used in both    Metrology
DUV & EUV platform    Wafer handling
NXT (193 nm dry)
Common Technology
used in
DUV products: NXT
NXT:870    NXT:1470 NXT:2050i
EUV     EUV High-NA
Alignment Sensor Source
Level sensor Metrology
Common Technology    Wafer stager
used in both    Reticle stager
EUV platforms    Wafer handling

ST    Maximizing customers’ good wafers per day
Slide 38
TRU    Next to minimizing system down time 29 Sept. 2021
100% 100%100%
System downtime     System downtime serving
according to     customer needs
standardized
definition    >97% Process-specific inefficiencies
e.g., system down to meet
customer specs, layer
qualification after system down,
defectivity monitoring and more > 90-95%
> 85-90%
System uptime     System uptime producing
capable of producing     customer wafers
wafers
Historical service model:    New service model:
Maximize scanner availability    Maximize good wafers per day
Public

ST    EUV is the most energy efficient solution
Slide 39
TRU    We expect net energy savings of more than 45% over alternative processes 29 Sept. 2021
EUV 0.33EUV 0.55
Electrical power reduction     Electrical power reduction
Immersion to EUV 0.33 productivity [wph]     EUV 0.33 to EUV 0.55 at 220 wph
Side wall Assisted     DryEtch
Quadrupole Patterning     ArFi
EUVLito-Etch-Litho-Etch 0.33 NA - 46%
100 wph     - 45%Metallization
MetrologyLitho-Etch 0.55 NA
145 wph     Deposition
(today)     05101520
WetEtch
220 wph
(2025)
0    5 101520
Source: Sri Samavedam a.o., IMEC, “Future of logic scaling: Towards atomic channels and deconstructed chips”, IEDM, Dec 2020, extended by ASML.     Public

Technology strategy
Holistic Lithography roadmap is driven by our unique
Key messages     patterning control solutions that deliver customer value viaSlide 40
29 Sept. 2021
improved on product performance.
• Moore’s Law is alive and well! Industry innovation    • ASML’s comprehensive product portfolio is aligned to our
continues, fueled by system scaling, delivering highly valued     customers’ roadmaps, delivering cost effective solutions in support
semiconductor products.     of all applications from leading edge to mature nodes
• Semiconductor system scaling enables exponential    • Our next generation EUV technology, High-NA, is progressing
performance improvement and energy reduction in support of     well and will be the engine to drive the lithography roadmap into
significant growth of data exchange.     the next decade
• Customers’ roadmaps require continued shrink and    • Continued execution of our strategic priorities is expected to
reduction in edge placement error to drive affordable scaling     provide cost effective solutions for our customers, enable the
into next decade.     extension of the industry roadmap into the next decade, and support our long-term sustainability commitment

Forward Looking Statements
Slide 41
29 Sept. 2021
This presentation contains statements that are forward-looking, including statements with respect to expected industry and business environment trends including     expected growth, outlook and expected financial results, including expected net sales, gross margin, R&D costs, SG&A costs and effective tax rate, annual revenue     opportunity for 2025, financial model for 2025 and assumptions and expected growth rates and drivers, expected growth including growth rates 2020-2025 and 2020-     2030, total addressable market, growth opportunities beyond 2025 and expected annual growth rate in lithography and metrology and inspection systems and expected     annual growth rate in installed base management, expected trends in addressable market up to 2030, expected trends in Logic and Memory revenue opportunities, long     term growth opportunities and outlook, expected trends in demand and demand drivers, expected benefits and performance of systems and applications, semiconductor     end market trends, expected growth in the semiconductor industry including expected demand growth and capital spend in coming years, expected wafer demand     growth and investments in wafer capacity, expected lithography market demand and growth and spend, growth opportunities and drivers, expected trends in EUV and     DUV demand, sales, outlook, roadmaps, opportunities and capacity growth and expected EUV adoption, profitability, availability, productivity and output and estimated     wafer demand and improvement in value, expected trends in the applications business, expected trends in installed base management including expected revenues     and target margins, expected trends and growth opportunity in the applications business, expectations with respect to high-NA, the expectation of increased output     capacity, plans, strategies and strategic priorities and direction, expectation to increase capacity, output and production to meet demand, the expectation that Moore’s     law will continue and Moore’s law evolution, product, technology and customer roadmaps, and statements and intentions with respect to capital allocation policy,     dividends and share buybacks, including the intention to continue to return significant amounts of cash to shareholders through a combination of share buybacks and     growing annualized dividends and statements with respect to ESG commitment, sustainability strategy, targets, initiatives and milestones. You can generally identify     these statements by the use of words like “may”, “will”, “could”, “should”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”,     “continue”, “target”, “future”, “progress”, “goal” and variations of these words or comparable words. These statements are not historical facts, but rather are based on     current expectations, estimates, assumptions and projections about our business and our future financial results and readers should not place undue reliance on them.     Forward-looking statements do not guarantee future performance and involve a number of substantial known and unknown risks and uncertainties. These risks and     uncertainties include, without limitation, economic conditions; product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing     capacity utilization for semiconductors, semiconductor end-market trends, the impact of general economic conditions on consumer confidence and demand for our     customers’ products, performance of our systems, the impact of the COVID-19 outbreak and measures taken to contain it on the global economy and financial markets,     as well as on ASML and its customers and suppliers, and other factors that may impact ASML’s sales and gross margin, including customer demand and ASML’s ability     to obtain supplies for its products, the success of R&D programs and technology advances and the pace of new product development and customer acceptance of and     demand for new products, production capacity and our ability to increase capacity to meet demand, the number and timing of systems ordered, shipped and recognized     in revenue, and the risk of order cancellation or push out, production capacity for our systems including the risk of delays in system production and supply chain     capacity, constraints, shortages and disruptions, trends in the semi-conductor industry, our ability to enforce patents and protect intellectual property rights and the     outcome of intellectual property disputes and litigation, availability of raw materials, critical manufacturing equipment and qualified employees and trends in labor     markets, geopolitical factors, trade environment; import/export and national security regulations and orders and their impact on us, ability to meet sustainability targets,     changes in exchange and tax rates, available liquidity and liquidity requirements, our ability to refinance our indebtedness, available cash and distributable reserves for,     and other factors impacting, dividend payments and share repurchases, results of the share repurchase programs and other risks indicated in the risk factors included in     ASML’s Annual Report on Form 20-F for the year ended December 31, 2020 and other filings with and submissions to the US Securities and Exchange Commission.     These forward-looking statements are made only as of the date of this document. We undertake no obligation to update any forward-looking statements after the date of     this report or to conform such statements to actual results or revised expectations, except as required by law.     Public

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